Prestige Consumer
HEALTHCARE

20 YEARS


Hydralyte
summer's eve
Essential Botanicals
daily gentle wash with argan oil
CLEAR EYES
Dramamine
motion sickness
ORIGINAL
Dual Action:
MONISTAT 1
COMBINATION PACK
FAST PAIN RELIEF
Goody's
EXTRA STRENGTH
HEADACHE POWDER

2025
Annual Report

Prestige Consumer Healthcare Inc. markets, sells, manufactures and distributes consumer healthcare products to retail outlets in the U.S., Canada, Australia and certain other international markets. We are a company of brand builders. We have grown organically and by acquiring well-recognized leading brands in niche categories. Our management provides our brands with the marketing expertise and investment necessary to grow the brands' market position, expand its distribution and successfully launch line extensions and new products, with the goal of continually enhancing consumer satisfaction.



TREATS & PROTECTS
BOUDREAUX'S BUTT PASTE
ORIGINAL
INSTANT PROTECTION



PRESERVATIVE FREE
thera tears
THERAPY FOR YOUR EYES
dry eye therapy
LUBRICANT EYE DROPS
IMMEDIATE LONG LASTING RELIEF
30 STERILE Single-Use Vials



Gaviscon
EXTRA STRENGTH
FLAVOUR BLEND™
35% LESS SUGAR
NEW FLAVOUR
BEGINS WORKING IMMEDIATELY
For fast, long-lasting relief of heartburn
Acid shielding FOAM BARRIER
FRUIT BLAST
60 CHEWABLE FOAMTABS



Chloraseptic
children's
Sore Throat
safe for 3+
Fast acting relief
cherry-licious



DenTek
Comfort-Fit
DENTAL GUARD
Slim Protection
Ready to Wear
Prevents Teeth Grinding
2 GUARDS & 1 STORAGE CASE



BC
MAX STRENGTH
FAST PAIN RELIEF POWDER
16 PACKS
LEMONADE FLAVOR



2025
FACTS+FIGURES

At Prestige Consumer Healthcare, we focus on brand-building and product innovation in niche consumer healthcare categories to better improve the lives of our consumers. For generations, our trusted brands have helped consumers care for themselves and their loved ones. It is our mission to preserve this trust by continuing to provide products with their needs in mind.

Consistent Long-Term Revenue Performance

Revenues of

$1,138 M

a 3.4% CAGR over the last five years

Stable Organic Revenue Growth*

1.2%

organic growth vs. 2024, including strong International segment growth

Record Profitability

Adjusted EPS* of

$4.52

up 7.3% vs. 2024

Disciplined Capital Allocation

2.4x

leverage at year-end, enabling further future capital deployment flexibility

A STRONG PORTFOLIO
FOR BALANCED GROWTH

Category percentage of FY25 revenues



9% ORAL CARE

9% COUGH & COLD

23% GASTROINTESTINAL

10% ANALGESICS

11% DERMATOLOGICALS

16% EYE & EAR CARE

21% WOMEN'S HEALTH

Note: Numbers are approximate, Other OTC (1% of sales) not shown

FINANCIAL **HIGHLIGHTS**

(in thousands, except per share amounts)	Fiscal Year Ended March 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Net Revenues	$ 1,137,762	$ 1,125,357	$ 1,127,725	$ 1,086,812	$ 943,365
Adjusted EBITDA*	$ 374,460	$ 373,860	$ 378,091	$ 367,653	$ 328,932
Net Income (Loss)	$ 214,605	$ 209,339	$ (82,306)	$ 205,381	$ 164,682
Adjusted Net Income*	$ 226,346	$ 211,322	$ 211,974	$ 206,310	$ 163,998
Earnings (Loss) Per Share-Diluted	$ 4.29	$ 4.17	$ (1.63)	$ 4.04	$ 3.25
Adjusted Earnings Per Share-Diluted	$ 4.52	$ 4.21	$ 4.21	$ 4.06	$ 3.24
Weighted Average Shares Outstanding-Diluted	50,080	50,178	50,384	50,842	50,605
Net Cash Provided by Operating Activities	$ 251,515	$ 248,926	$ 229,716	$ 259,922	$ 235,607
Capital Expenditures	$ (8,224)	$ 9,550	$ 7,784	$ 9,642	$ 22,243
Free Cash Flow**	$ 243,291	$ 239,376	$ 221,932	$ 250,280	$ 213,364
Adjusted Free Cash Flow**	$ 243,291	$ 239,376	$ 221,932	$ 253,745	$ 213,364
Adjusted Free Cash Flow as a Percentage of Net Revenues	21.4%	21.3%	19.7%	23.3%	22.6%



TOTAL REVENUES
(in millions)

$943.4 (2021), $1,086.8 (2022), $1,127.7 (2023), $1,125.4 (2024), **$1,137.8** (2025)

ADJUSTED EARNINGS PER SHARE–DILUTED*

$3.24 (2021), $4.06 (2022), $4.21 (2023), $4.21 (2024), **$4.52** (2025)

ADJUSTED FREE CASH FLOW**
(in millions)

$213.4 (2021), $253.7 (2022), $221.9 (2023), $239.4 (2024), **$243.3** (2025)

* Organic revenue growth, adjusted net income, adjusted earnings per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 8, 2025.

** Free cash flow and adjusted free cash flow are non-GAAP financial measures. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for capital allocation. Free cash flow and adjusted free cash flow are reconciled to GAAP Net Cash provided by operating activities in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 8, 2025.

Management believes that these measures provide additional ways to view our operations and a more complete understanding of our business than could be obtained absent this disclosure, when considered with both our GAAP results and our reconciliation therewith.



FELLOW
SHAREHOLDERS

Fiscal 2025 delivered exceptional performance in our 20th year as a public company, with record revenues, record adjusted earnings per share, and strong free cash flow growth achieved thanks to our business strategy and the unique attributes of our portfolio. These results are a continuation of our long-term track record of consistent revenue and earnings growth from our diverse portfolio of brands and channels.

Executing this strategy is a Prestige organization that continues to operate at the highest level of excellence thanks to our guiding principles of **Leadership, Trust, Change, and Execution**. These business principles and traits have us well positioned to deliver consistent and stable results over time, even against the backdrop of today's volatile business environment.

Delivering Solid Results in Fiscal 2025

For fiscal 2025, we delivered strong financial performance across each of the key components of our three-pillar strategy.

Investing for Growth with Proven Brand-Building Playbook

We generated 1.1% reported net sales growth, or 1.2% on an organic basis. This stable low-single-digit growth rate is a testament to our long-term focus on investing in the marketing and innovation for each of our iconic brands.

In the U.S. and Canada, the benefits of having a diverse portfolio helped drive slight growth for our North America segment. As anticipated, we faced the effects of supply chain challenges in eye care, but having a wide-ranging portfolio and being agile marketers enabled us to refocus marketing efforts in other categories to add incremental growth. Beyond executing our proven marketing strategies, we simultaneously advanced product innovation and expanded channel partnerships to drive further growth.

For innovation, we continue to operate with a multi-year pipeline of new product development concepts to ensure we generate new SKUs that match the needs of consumers with the goal of growing categories over time. These innovations are designed to satisfy key consumer interests, such as a new flavor, adding an efficacious ingredient, or a new communicated healthcare benefit related to our products.

We are constantly striving to enhance our channels in order to offer our diverse portfolio of brands to our consumers where and when they shop. We seek to build on our successful marketing efforts by ensuring our products are widely available wherever consumers shop, then further focusing our investments around the channels that are most important to consumers. In this regard, our long-term investments in eCommerce continue to pay off as consumers shift into this convenient shopping option. We do this by maintaining individual brand content and marketing strategies that are designed to both enhance the overall consumer experience and help drive traffic and conversion of new users.

In our International segment, we experienced solid growth in excess of 5% thanks to strong performance in Australia, including the *Hydralyte* brand which continues to grow household penetration and overall usage. *Hydralyte* continues to be a growth opportunity for our business, and during the year we acquired the rights to further geographies globally to further enhance the long-term runway for success.

New products, including many recent launches shown here, are an integral part of our long-term brand-building strategy.


NEW
Fleet
Docusate Sodium 100 mg Stool Softener
stool softener
ORAL LAXATIVE
Gentle, Dependable Relief
Stimulant Free
25 Softgels
All day odor control
NEW!
summer's eve
Ultimate
ODOR PROTECTION
WHOLE BODY DEODORANT
FRESH SCENT
3 fl oz (89mL)
Nix
Lice Prevention
Daily Leave-In Spray
Safe For Everyday Use
DEFENDS & REPELS SUPERLICE
Long Lasting Protection
Simply Spray & Go
Blend of Essential Oils
NEW
From the makers of Dramamine
Advanced Herbals
nausea for Kids
NON-DROWSY GUMMIES
Helps Prevent and Relieve
Upset Stomach
Nausea
Vomiting
20 GINGER GUMMIES
DIETARY SUPPLEMENT
24 sachets
Hydralyte
Watermelon Burst Flavoured Electrolyte Powder
Relieves symptoms of dehydration and helps replace water and electrolytes lost due to vomiting, diarrhoea, heavy sweating, vigorous exercise and occasional hangovers
24 sachets Oral Powder



Superior Business Attributes Drive Strong Free Cash Flow

We delivered stable adjusted EBITDA margin* of approximately 33% and strong adjusted EPS* growth of over 7% resulting in adjusted EPS of $4.52. This translated into strong free cash flow of approximately $243 million.

Our strong financial performance reflects the structural advantages of our OTC healthcare focus. Our products deliver strong margins due to three key factors: the essential nature of health-focused categories, consumers' prioritization of trusted brands for health needs, and regulatory barriers that limit competitive pressures.

By design, our business model has a high percentage of externally manufactured product, which helps result in higher free cash flow thanks to low capital expenditure needs of less than 2% of sales annually.

These attributes, along with our disciplined focus around stable profitability, enables superior and sustainable free cash flow that supports reinvestment in marketing and innovation as well as our capital deployment strategy.

Efficient Platform Enables Capital Allocation Optionality

We deployed capital in multiple ways in fiscal 2025 thanks to this leading cash flow profile and modest leverage. We achieved a 2.4x leverage ratio at year end, the lowest year-end leverage in the company's history, and reduced our term loan balance to zero. Our steady cash generation coupled with low leverage allowed us to deploy the capital in various areas including over $50 million in share repurchases, the acquisition of the rights to additional *Hydralyte* territories, and increasing cash on hand to pursue future strategic acquisition opportunities.

Consistent, Steady Long-Term Performance

Our solid results are just the latest reiteration of consistent annual sales and earnings per share growth. When managing the day-to-day and quarter-to-quarter near-term challenges of marketing, manufacturing, and distributing a large range of consumer healthcare brands, it's important to be reminded of the long-term trend-line.

Over the last five years, we've achieved a compound annual growth rate of over 3% for revenue and approximately 9% for adjusted earnings per share, which aligns with our expectations for long-term low-single-digit organic sales growth and mid- to high-single digit earnings growth.

This steady performance trend is the result of our long-term investments and execution behind a time-tested strategy and unique business attributes. This has allowed us to perform well when faced with various business challenges, like tight supply chains, COVID-19, and inflation.

20 Years Strong: Positioned for Long-term Success

This year marks 20 years as a public company. Guided by our core principles of Leadership, Trust, Change and Execution we have transformed our portfolio from its humble beginnings in 2005 into a diversified consumer healthcare leader through our disciplined three-pillar strategy: investing for organic growth, delivering industry-leading and consistent free cash flow, and driving shareholder returns through disciplined capital deployment including M&A.

The result is a business that is almost unrecognizable from its beginnings. Today we maintain over 20 wide-ranging iconic consumer healthcare brands generating over $1.1 billion in revenue, with hard-working laser-focused employees across global sites. This success validates our strategic approach and reinforces our confidence in our business model.

REVENUE

+3.4%

5-Yr CAGR

ADJUSTED DILUTED EPS[1]

+8.8%

5-Yr CAGR



Over 20 years Prestige has grown from a small local business to over $1 billion in revenue in iconic consumer health brands and with employees in sites globally.

REVENUE

In millions

$303 (2005) | $715 (2015) | $1,138 (2025)

EMPLOYEES

75 (2005) | 187 (2015) | 600+ (2025)

[1] Adjusted Earnings Per Share is a non-GAAP financial measures and reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings releases filed with the Securities and Exchange Commission on and May 7, 2020 and May 8, 2025.

Prestige began trading in March 2005 under the symbol "PBH".


PBH
LISTED
NYSE
MARCH
24
THURSDAY
What Makes Us Unique?
PrestigeBrands
2005 Annual Report
Prestige Brands Holdings, Inc.
Chloraseptic
Little Noses
Comet
Compound W
Freeze Off
Spic Span
Clear eyes

Photos provided via NYSE.

As we begin fiscal 2026, market conditions remain fast-changing and hard to predict, but we believe our proven business attributes and strategy positions us well for long-term success. Our broad portfolio of needs-based brands, diverse and mostly domestic supply base, and focus around cost savings leaves us well positioned to navigate the current environment, in certain ways similar to the one we managed through during COVID-19.

Furthermore, we have confidence in our financial profile. Our leverage position is the strongest in the company's history, achieving 2.4x at year-end and below our less than 3.0x long-term operating target. Coupled with anticipated strong free cash flow, we foresee ample financial flexibility for cash deployment in multiple ways that will unlock shareholder value and help us be best-in-class at navigating a volatile environment.

We remain confident in the big picture – that our business attributes support our proven formula of solid organic growth, leading free cash flow generation, and a proven capital deployment strategy. We are excited about the ongoing evolution of our business and the ability to continue creating value for you, our shareholders. On behalf of our management team and board of directors, I thank you for your confidence in Prestige and look forward to updating you on our business throughout the year.

Ron Lombardi
Chair, President and Chief Executive Officer

Corporate Responsibility

Prestige Consumer Healthcare's Board of Directors, management and employees all recognize the responsibility that comes with selling trusted consumer healthcare brands, and the importance of integrating corporate responsibility into our operations and culture for the benefit of future generations. We are committed to building environmental sustainability, social responsibility, and effective corporate governance into all aspects of our business. We view this as sound business strategy that drives resiliency and long-term value creation for the benefit of all stakeholders, including our consumers, customers, employees, investors, suppliers, regulators and the communities in which we live and operate.

Our 2024 sustainability report is available on our website, https://www.prestigebrands.com/about-us/corporate-responsibility. Our approach to Corporate Responsibility is based on credible frameworks and standards that create a foundation for identifying material topics, understanding our risks and opportunities, and informing our strategy.



Our People

Our people are critical to our company's success. We trust them every day to maintain safety and performance excellence, uphold integrity in manufacturing and marketing, and adhere to our company's four guiding principles.

Our Community & Consumers

Prestige's commitment to responsible corporate citizenship extends beyond our employees and into the lives of our communities and consumers.

Our Planet & Partners

In line with our goal to continuously innovate and provide quality products to our consumers, we aim to assess, reduce, and report on our environmental impacts.

CORPORATE INFORMATION

DIRECTORS

Ronald M. Lombardi
Chair, President and Chief Executive Officer
Prestige Consumer Healthcare Inc.

John E. Byom
Chief Executive Officer
Classic Provisions, Inc. (Retired)

Celeste A. Clark, Ph.D.
Senior Vice President
Kellogg Company (Retired)

James C. D'Arecca
Executive Vice President, CFO
Haemonetics Corporation

Sheila A. Hopkins
President, Global Vision Care and Executive
Vice President of Bausch + Lomb (Retired)

John F. Kelly
Vice President, Quality Operations and
Environment, Health & Safety
Pfizer Inc. (Retired)

Dawn M. Zier
Board Chair of The Hain Celestial Group, Inc.
President and Chief Operating Officer
Tivity Health, Inc. (Retired)

EXECUTIVES

Ronald M. Lombardi
Chair, President and Chief Executive Officer
Prestige Consumer Healthcare Inc.

Christine Sacco
Chief Financial Officer and Chief Operating Officer

William P'Pool
Senior Vice President, General Counsel
and Corporate Secretary

Adel Mekhail
Executive Vice President—Sales and Marketing

Jeff Zerillo
Senior Vice President—Operations

Jeff Thompson
Vice President—Manufacturing and Operations

















Compound W
NITRO FREEZE
Chloraseptic
SORE THROAT
FAST ACTING
DenTek
Ultimate
summer's eve
Ultimate
Debrox
EARWAX Removal Kit
FAST Soothing Relief
Stye
Dramamine
Advanced Herbals
motion sickness
Fleet
stool softener

STOCKHOLDER
INFORMATION



TRANSFER AGENT AND REGISTRAR

Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

COMMON STOCK LISTING

New York Stock Exchange (Symbol—PBH)

INVESTOR INQUIRIES

Attn: Investor Relations
Prestige Consumer Healthcare Inc.
660 White Plains Road
Tarrytown, NY 10591

Telephone: (914) 524-6800
IRInquiries@PrestigeBrands.com

www.PrestigeConsumerHealthcare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of the federal securities laws that are intended to qualify for the Safe Harbor from liability established by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" generally can be identified by the use of forward-looking terminology such as "guidance," "outlook," "look forward," "projection," "plan," "positioned," "may," "will," "would," "expect," "anticipate," "believe," "consistent," "confidence," "opportunity," "believe," or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. The "forward-looking statements" include, without limitation, statements regarding the Company's future operating results including revenues, free cash flow, organic growth, and diluted earnings per share, success of new product introductions, consumer demand, free cash flow, the uses of cash flow to pay down debt to delever and other uses including share repurchases, acquisitions, and capital expenditure needs, creation of shareholder value, and our ability to navigate the challenging environment. These statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict.

Actual results could differ materially from those expected as a result of a variety of factors, including the impact of the Company's efforts to address supply chain constraints; the ability of the Company's manufacturing operations and third party manufacturers and logistics providers and suppliers to meet demand for its products and to avoid inflationary cost increases and disruption as a result of labor shortages; economic conditions, including as a result of labor shortages, inflation and geopolitical instability; consumer trends; the impact of the Company's advertising and marketing and new product development initiatives; customer inventory management initiatives; fluctuating foreign exchange rates; and competitive pressures. A discussion of other factors that could cause results to vary is included in the Company's Annual Report on Form 10-K for the year ended March 31, 2025 and other periodic reports filed with the Securities and Exchange Commission.

